                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549


                                   Form 11-K


                 /X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                     For the year ended December 31, 2000


                                      or


            / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


            For the transition period from __________ to __________


                         Commission File No: 000-23093




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Boron, LePore and Associates, Inc 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Boron, LePore and Associates, Inc.
                               1800 Valley Road
                                Wayne, NJ 07470

REQUIRED INFORMATION:
--------------------

-    Report of Independent Public Accountants

-    Financial Statements

          Statements of Net Assets Available for Benefits as of
            December 31, 2000 and 1999

          Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000

-    Exhibit

          Consent of ARTHUR ANDERSEN LLP


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                          Boron, LePore and Associates, Inc. 401(k) Savings Plan
                                         (Name of Plan)


                          By: /s/ Anthony J. Cherichella
                              --------------------------
                              Anthony J. Cherichella
                              Chief Financial Officer, Secretary and Treasury (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Boron, LePore & Associates, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Boron, LePore & Associates, Inc. 401(k) Savings Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



                                        ARTHUR ANDERSEN LLP

Roseland, New Jersey
May 16, 2001

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

                                                                  2000             1999
                                                             --------------   --------------
    ASSETS:
    Investments, at fair value                                $    2,697,926   $    2,652,100
                                                              --------------   --------------
    Receivables-
       Employer contribution                                          12,214           16,291
       Participant contributions                                      41,110           58,223
       Interest due from employer                                          -              416
                                                              --------------   --------------
                 Total receivables                                    53,324           74,930
                                                              --------------   --------------
                 Total assets                                      2,751,250        2,727,030
                                                              --------------   --------------

    LIABILITIES:
    Excess contributions payable                                           -           62,976
                                                              --------------   --------------
                 Total liabilities                                         -           62,976
                                                              --------------   --------------
                 Net assets available for benefits            $    2,751,250   $    2,664,054
                                                              ==============   ==============

The accompanying notes to financial statements are an integral part of these statements.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

 ADDITIONS:
 Additions to net assets attributed to-
  Investment income-
    Interest and dividend income                                                   $   219,653
                                                                                   -----------
                                                                                       219,653
                                                                                   -----------
  Contributions-
    Participant                                                                        846,727
    Employer                                                                           225,588
                                                                                   -----------
                                                                                     1,072,315
                                                                                   -----------
                 Total additions                                                     1,291,968
                                                                                   -----------

 DEDUCTIONS:
 Deductions from net assets attributed to-
    Benefits paid to participants                                                      844,076
    Net depreciation in fair value of investments                                      360,696
                                                                                   -----------
                 Total deductions                                                    1,204,772
                                                                                   -----------
                 Net increase                                                           87,196

 NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                                   2,664,054
                                                                                   -----------
 End of year                                                                       $ 2,751,250
                                                                                   -----------

The accompanying notes to financial statements are an integral part of this statement.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN
     -----------------------

The following description is provided for general information purposes. Participants of the Boron, Lepore and Associates, Inc. 401(k) Savings Plan (the "Plan") should refer to the Plan document for more detailed and complete information.


General
-------

The Plan is a defined contribution 401(k) savings plan, which was established on July 1, 1998 to provide retirement benefits for eligible employees of the Plan sponsor, Boron, Lepore and Associates, Inc. (the "Company" or "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


Eligibility
-----------

Each employee becomes eligible to participate in the Plan on the first of the month following the completion of six months of continuous service, beginning from the first day of employment.


Contributions
-------------

Eligible participants may elect to make tax deferred contributions to the Plan at a rate of 0% to 10% of their compensation, as defined, up to a maximum of $10,500 and $10,000 in 2000 and 1999, respectively. The percentage a participant contributes may be modified once per month and may be terminated at any time.

The Company provides employer-matching contributions equal to 50% of the participant's contribution not to exceed 4% of the participant's compensation, as defined. The total compensation that can be considered for employer contribution purposes is limited to $170,000 and $160,000 in 2000 and 1999, respectively.

Participants may change their investment selections daily.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows-

                                                          2000          1999
                                                       ----------     ---------
     Federated International Equity Fund               $  205,232     $ 234,644
     Federated Max-Cap Fund                               346,912       386,755
     Federated Stock and Bond Fund                        178,201       161,296
     Federated Capital Preservation Fund                1,037,712       997,048
     Evergreen Fund                                       148,633       145,538
     Janus Fund                                           661,314       631,316

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $360,696 as follows-

       Mutual Funds                             $     (389,099)
       Common Stock                                     28,403
                                                --------------
                                                $     (360,696)
                                                ---------------

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon.

Employer matching contributions plus actual earnings thereon, vest as follows-

       Years of Service                                  Vested Percentage
             1                                                   0%
             2                                                  50
             3                                                  75
             4                                                 100


Distributions
-------------

Except for permitted withdrawals after attaining age 59 1/2, after attaining age 65 and hardship distributions, interest in a participant's account is only distributable when an employee is terminated. Distribution of benefits under the Plan are made only in the form of a single, lump sum cash distribution.


Forfeitures
-----------

Forfeitures are first used to reduce administrative expenses of the Plan, then to reduce employer matching contributions. During 2000, $75,287 was used to reduce administrative expenses and employer matching contributions. Forfeitures available to reduce future administrative expenses of the Plan and employer matching contributions were $208,965 and $104,114 at December 31, 2000 and 1999, respectively.


Plan Termination
----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, participants' will be 100% vested in their total account balance.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The Plan's financial statements have been prepared on the accrual basis of accounting.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


Valuation of Investments
------------------------

As of December 31, 2000 and 1999, the Plan's investments are stated at each investment's market value at quoted market prices. Purchases and sales of securities are recorded on a trade date basis.


Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Risks and Uncertainties
-----------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


Payment of Benefits
-------------------

Benefits are recorded when paid. As of December 31, 2000 and 1999 there were no requests for benefit payments that were unfulfilled.


Administrative Expenses
-----------------------

All administrative expenses of the Plan are paid by the Company, reduced by available forfeitures.


3.   TAX STATUS
     ----------

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan obtained a favorable tax determination letter on October 20, 1999 from the Internal Revenue Service and the Company believes that the Plan continues to qualify and operate as designed. Accordingly, the Plan administrator and legal counsel believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2000 and 1999.


4.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

As of December 31, 2000 and 1999, the Plan held 7,402 and 5,900 shares of the Company's common stock with a market value of $77,719 and $38,350, respectively. During the year ended December 31, 2000, 5,047 shares of such common stock were acquired at a cost of $44,067; 3,545 shares were sold with an original cost basis of $34,968, and during the year ended December 31, 1999, 9,360 shares of such common stock were acquired at a cost of $97,273; 4,152 shares were sold with an original cost basis of $55,017.

BORON, LEPORE AND ASSOCIATES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


Certain plan investments are shares of mutual funds managed by Federated Investors Trust Co. ("Federated Investors"). Federated Investors is the trustee as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions.

5.   EXCESS CONTRIBUTIONS PAYABLE
     ----------------------------

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $0 and $62,976 has been reflected in the statements of net assets available for plan benefits as of December 31, 2000 and 1999.

BORON, LEPORE AND ASSOCIATES, INC.                                    SCHEDULE I
401(k) SAVINGS PLAN

EMPLOYER IDENTIFICATION #22-2365997
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2000

           (b) Identity of Issue,
         Borrower, Lessor or Similar          (c) Description of investment including maturity date,       (d) Current
  (a)              Party                       rate of interest, collateral, par or maturity value            Value
 -----   ---------------------------        ---------------------------------------------------------      -----------
   *     Federated Investors Trust Co.      Federated International Equity Fund;
                                                9,690 shares of participation                              $   205,232

   *     Federated Investors Trust Co.      Federated Max-Cap Fund;
                                                12,964 shares of participation                                 346,912

   *     Federated Investors Trust Co.      Federated Stock and Bond Fund;
                                                9,775 shares of participation                                  178,201

   *     Federated Investors Trust Co.      Federated Intermediate Income Fund;
                                                3,247 shares of participation                                   31,916

   *     Federated Investors Trust Co.      Federated Capital Preservation Fund;
                                                103,771 shares of participation                              1,037,712

         Evergreen Funds                    Evergreen Fund; 9,935 shares of participation                      148,633

         Janus Funds                        Janus Fund; 19,865 shares of participation                         661,314

   *     Boron, LePore and Associates,      Boron, LePore and Associates, Inc. Common Stock;
          Inc.                                  7,402 shares of participation                                   77,719

   *     Federated Investors Trust Co.      Stock Liquidity; 10,287 shares of participation                     10,287
                                                                                                           -----------
                                                             Total                                         $ 2,697,926
                                                                                                           ===========

* Represents a party-in-interest transaction to the Plan

                                                                        EXHIBIT


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------

As independent public accountants, we hereby consent to the incorporation in this form 11-K of our report dated May 16, 2001. It should be noted that we have performed no audit procedures subsequent to May 16, 2001, the date of our report. Furthermore, we have not audited any financial statements of Boron, LePore & Associates, Inc. as of any date or for any period subsequent to December 31, 2000.

                                             ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 26, 2001